UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALCAN INC.

(Name of Subject Company (issuer))

ALCOA HOLDCO CANADA ULC

a wholly owned subsidiary of Alcoa Inc.

and

ALCOA INC.

(Name of Filing Persons (offerors))

COMMON SHARES

(Title of Class of Securities)

013716105

(CUSIP Number of Class of Securities)

Lawrence R. Purtell, Esq.

Executive Vice President and General Counsel

Alcoa Inc.

390 Park Avenue

New York, New York 10022-4608

(212) 836-2650

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Margaret L. Wolff

David Fox

Neil P. Stronski

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22,952,481,140	$704,642
*

Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 379,365,408 shares of Alcan common stock (the sum of (x) 367,434,803 Alcan Common Shares outstanding as of February 26, 2007 and (y) 11,930,605 Alcan Common Shares issuable upon the exercise of outstanding options, warrants and other convertible securities and awards as of December 31, 2006 (each as reported in the Annual Report on Form 10-K of Alcan Inc. for the year ended December 31, 2006)) and (ii) the average of the high and low sales prices of Alcan Common Shares as reported on the Toronto Stock Exchange on May 4, 2007 (Cdn$66.97)(equivalent to $60.50 based on the May 4, 2007 Bank of Canada Noon Rate).

**	The amount of filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000307.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$22,156	Filing Party:	Alcoa Inc.
Form or Registration No.:	Form S-4	Date Filed:	May 7, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	going-private transaction subject to Rule 13e-3

☐	issuer tender offer subject to Rule 13e-4

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Alcoa Inc., a Pennsylvania corporation (“Alcoa”), and Alcoa Holdco Canada ULC, an unlimited liability company organized under the laws of the Province of Nova Scotia, Canada and a wholly owned subsidiary of Alcoa (together with Alcoa, the “Offerors”), and relates to the offer (the “Offer”) by the Offerors to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal, Notice of Guaranteed Delivery and other documents disseminated therewith, each issued and outstanding common share of Alcan Inc., a corporation organized under the laws of Canada (“Alcan”), together with the associated rights (the “Alcan Rights” and, together with the common shares of Alcan, the “Alcan Common Shares”) issued and outstanding under Alcan’s Shareholder Rights Agreement for U.S.$58.60 (equivalent to Cdn$64.86 based on the May 4, 2007 Bank of Canada Noon Rate) net per share in cash (less any applicable withholding taxes and without interest), plus 0.4108 of a share of Alcoa common stock, par value $1.00 per share.

On May 7, 2007, the Offerors filed a registration statement on Form S-4, of which the Offer to Purchase constitutes the Prospectus. The information set forth in the Offer to Purchase and the related Letter of Transmittal, Notice of Guaranteed Delivery and other documents disseminated therewith, including all appendices, amendments and supplements thereto, is incorporated by reference in response to Items 1 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company is Alcan Inc., a corporation existing under the laws of Canada. The principal executive offices of Alcan are located at 1188 Sherbrooke Street West, Montreal, Québec, Canada H3A 3G2, telephone (514) 848-8000.

(b) The class of securities to which this Schedule TO relates is the Alcan Common Shares, other than the Alcan Common Shares owned directly or indirectly by the Offerors on any date upon which the Offerors take up and pay for Alcan Common Shares pursuant to the Offer, of which, according to Alcan’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “Alcan 2006 10-K”) 367,434,803 were issued and outstanding as of February 26, 2007 (379,365,408, assuming the full conversion of outstanding options, warrants and other convertible securities and awards reported in the Alcan 2006 10-K). The information set forth on the cover page and in the introduction of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Comparative Per Share Market Price and Dividend Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

The information set forth in the sections of the Offer to Purchase entitled “Circular — About Alcoa” and “Circular — About Alcoa Holdco Canada” and Appendix A to the Offer to Purchase is incorporated herein by reference. In the past five years, to the best knowledge of the Offerors, none of the persons listed in Appendix A to the Offer to Purchase or persons holding more than 10% of any class of equity securities of either Offeror (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such officer, director or person from future violations of, or prohibiting activities subject to, U.S. federal or U.S. state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 4. Terms of the Transaction.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Summary of the Offer,” “Offer” and “Circular” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Circular — Relationships Between the Offerors and Alcan” and “Circular — Background to the Offer” is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary of the Offer,” “Circular — Background to the Offer,” “Circular — Purpose of the Offer; Plans for Alcan,” “Circular — Effect of the Offer on the Market for Alcan Common Shares; Stock Exchange Listing and Public Disclosure” and “Circular — Acquisition of Shares Not Deposited” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in the sections of the Offer to Purchase entitled “Summary of the Offer” and “Circular — Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Circular — Relationships Between the Offerors and Alcan” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the sections of the Offer to Purchase entitled “Summary of the Offer,” “Dealer Managers, Soliciting Dealer Group and Information Agent” and “Circular — Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Selected Historical Financial Data of Alcoa,” “Ratio of Earnings to Fixed Charges,” “Summary Selected Historical Financial Data of Alcan,” “Selected Unaudited Pro Forma Combined Financial Data” and “Unaudited Pro Forma Condensed Combined Financial Information,” and the financial statements contained within Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Annual Report”) which are required by Items 1010(a) and 1010(b) of Regulation M-A are incorporated herein by reference. The Annual Report may be read and copied at the Security and Exchange Commission’s (the “SEC”) public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. Copies of this information may also be obtained by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website at www.sec.gov from which any electronic filings made by Alcoa may be obtained without charge. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not incorporated by reference into this Schedule TO, and you should not consider information contained on the website as part of this Schedule TO.

Item 11. Additional Information.

The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99(a) to the Alcoa Inc. Registration Statement on Form S-4 filed on May 7, 2007).

(a)(1)(ii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99(b) to the Alcoa Inc. Registration Statement on Form S-4 filed on May 7, 2007).

(a)(1)(iii)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99(c) to the Alcoa Inc. Registration Statement on Form S-4 filed on May 7, 2007).

(a)(1)(iv)	Form of Letter to Clients (incorporated by reference to Exhibit 99(d) to the Alcoa Inc. Registration Statement on Form S-4 filed on May 7, 2007).

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Prospectus filed by Alcoa Inc. (incorporated by reference to the Alcoa Inc. Registration Statement on Form S-4 filed on May 7, 2007).

(a)(5)(i)	Press release issued by Alcoa Inc. on May 7, 2007 (incorporated by reference to Exhibit 99 to the Alcoa Inc. Current Report on Form 8-K filed on May 7, 2007).

(a)(5)(ii)	Fact Sheet: Alcoa’s Commitments in Canada to Québec and British Columbia (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(a)(5)(iii)	Letter to Alcoa employees (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(a)(5)(iv)	Alcoa Investor Presentation (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(a)(5)(v)	Alcoa Website, FAQ’s (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(a)(5)(vi)	Alcoa Employee FAQ’s (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(a)(5)(vii)	Letter to Alcoa customers/partners (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(a)(5)(viii)	Message to Alcoa employees (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(a)(5)(ix)	Alcoa’s Offer Fact Sheet (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(a)(5)(x)	Transcript of Interview with Alain J.P. Belda (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(a)(5)(xi)	Alcoa’s Commitment to Canada presentation (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(b)(i)	Financing Commitment Letter.

(d)	None.

(g)	None.

(h)(i)

Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to U.S. Federal Income Tax Matters (incorporated by reference to Exhibit 8(a) to the Alcoa Inc. Registration Statement on Form S-4 filed on May 7, 2007).

(h)(ii)

Form of Opinion of Stikeman Elliott LLP as to Canadian Federal Income Tax Matters. (incorporated by reference to Exhibit 8(b) to the Alcoa Inc. Registration Statement on Form S-4 filed on May 7, 2007).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALCOA INC.

By:	/s/ LAWRENCE R. PURTELL
Name:	Lawrence R. Purtell
Title:	Executive Vice President and General Counsel

ALCOA HOLDCO CANADA ULC

By:	/s/ LAWRENCE R. PURTELL
Name:	Lawrence R. Purtell
Title:	Secretary

Dated: May 7, 2007

EXHIBIT INDEX

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99(a) to the Alcoa Inc. Registration Statement on Form S-4 filed on May 7, 2007).

(a)(1)(ii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99(b) to the Alcoa Inc. Registration Statement on Form S-4 filed on May 7, 2007).

(a)(1)(iii)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99(c) to the Alcoa Inc. Registration Statement on Form S-4 filed on May 7, 2007).

(a)(1)(iv)	Form of Letter to Clients (incorporated by reference to Exhibit 99(d) to the Alcoa Inc. Registration Statement on Form S-4 filed on May 7, 2007).

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Prospectus filed by Alcoa Inc. (incorporated by reference to the Alcoa Inc. Registration Statement on Form S-4 filed on May 7, 2007).

(a)(5)(i)	Press release issued by Alcoa Inc. on May 7, 2007 (incorporated by reference to Exhibit 99 to the Alcoa Inc. Current Report on Form 8-K filed on May 7, 2007).

(a)(5)(ii)	Fact Sheet: Alcoa’s Commitments in Canada to Québec and British Columbia (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(a)(5)(iii)	Letter to Alcoa employees (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(a)(5)(iv)	Alcoa Investor Presentation (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(a)(5)(v)	Alcoa Website, FAQ’s (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(a)(5)(vi)	Alcoa Employee FAQ’s (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(a)(5)(vii)	Letter to Alcoa customers/partners (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(a)(5)(viii)	Message to Alcoa employees (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(a)(5)(ix)	Alcoa’s Offer Fact Sheet (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(a)(5)(x)	Transcript of Interview with Alain J.P. Belda (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(a)(5)(xi)	Alcoa’s Commitment to Canada presentation (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on May 7, 2007).

(b)(i)	Financing Commitment Letter.

(d)	None.

(g)	None.

(h)(i)

Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to U.S. Federal Income Tax Matters (incorporated by reference to Exhibit 8(a) to the Alcoa Inc. Registration Statement on Form S-4 filed on May 7, 2007).

(h)(ii)

Form of Opinion of Stikeman Elliott LLP as to Canadian Federal Income Tax Matters. (incorporated by reference to Exhibit 8(b) to the Alcoa Inc. Registration Statement on Form S-4 filed on May 7, 2007).